Exhibit (d)(33)(i)

EXECUTION COPY

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 dated as of September 20, 2010 (“Amendment No. 1”) to the Investment Advisory Agreement dated as of August 1, 2008 (the “Agreement”) between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Goodman & Company N.Y. Ltd., a corporation organized under the laws of the Province of Ontario (the “Adviser”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

WHEREAS, AXA Equitable and the Adviser have entered into the Agreement in connection with the Adviser acting as an investment adviser to the Multimanager Large Cap Growth Portfolio, a series of AXA Premier VIP Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the Agreement to change the series for which the Adviser provides services from the Multimanager Large Cap Growth Portfolio to the Multimanager Aggressive Equity Portfolio.

NOW, THEREFORE, AXA Equitable and the Adviser agree to modify the Agreement as follows:

1. Portfolio Change. Effective September 20, 2010, all references in the Agreement to the Multimanager Large Cap Growth Portfolio are hereby deleted and replaced with the Multimanager Aggressive Equity Portfolio.

2. Name of Adviser. Effective August 1, 2008, all references in the Agreement to Goodman & Co. NY Ltd. are hereby deleted and replaced with Goodman & Company N.Y. Ltd.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to each Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

5. Governing Law. This Amendment No. 1 shall be construed and interpreted in accordance with the laws of the State of New York, or any of the applicable provisions of the Investment Company Act. To the extent that the laws of the State of New York, or any of the provisions of this Amendment No. 1, conflict with applicable provisions of the Investment Company Act, the latter shall control.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		GOODMAN & COMPANY N.Y. LTD.

By:	/s/ Steven M. Joenk	By:	/s/ John Pereira
	Steven M. Joenk Senior Vice President		Name: John Pereira Title: Executive Vice President and Chief Financial Officer

		By:	/s/ Jim Morris
Name: Jim Morris
Title: Senior Vice President, Finance

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

GOODMAN & COMPANY N.Y. LTD.

Fund	Annual Advisory Fee Rate**

Multimanager Aggressive Equity Portfolio*	0.40% of the Goodman Allocated Portion’s average daily net assets up to and including $100 million; 0.35% of the Goodman Allocated Portion’s average daily net assets over $100 million up to and including $200 million; 0.27% of the Goodman Allocated Portion’s average daily net assets over $200 million.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Goodman Allocated Portion.”

**	The daily advisory fee for the Goodman Allocated Portion is calculated by multiplying the aggregate net assets of the Goodman Allocated Portion at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.